UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 23, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

Effective March 23, 2007, Mr. Tongju Zhou submitted his resignation resigning as a member of the Audit Committee of Fuwei Films (Holdings) Co., Ltd. (the “Company”). Mr. Zhou will remain as a director of the Company. Also on March 23, 2007, Mr. Changrong Ji was appointed to serve as an independent director of the Company. Mr. Ji will also serve as a member of the Company’s Audit Committee and fill the vacancy left by Mr. Zhou’s resignation.

Mr. Ji is currently the Investigation Officer of the People’s Bank of China, Weifang city central branch. Mr. Ji was the president of People’s Bank of China, Weifang City central branch from 2001 to 2004 and was the president of People’s Bank of China, Weihai City central branch from 1999 to 2001. From 1989 to 1997, Mr. Ji was the vice-president of People’s Bank of China, Weifang city central branch. He joined the State Administration of Foreign Exchange, Weifang branch as its deputy director from 1989 to 1997 and was appointed as the director of the State Administration of Foreign Exchange, Weihai branch from 1999 to 2001. Mr. Ji was appointed the director of the State Administration of Foreign Exchange, Weifang branch from 2001 to 2004. Mr. Ji obtained his Masters in Economics in 1999 from Shanghai Fudan University and his degree in international economics in 1993 from Huadong Shifan University.

There is no understanding or arrangement between Mr. Ji and any director and any other person pursuant to which such person was appointed as a director of the Company. Mr. Ji has not in the last two years engaged in any related party transaction with the Company of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

Dated: March 23, 2007	By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer